UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-35818

UNITED STATES COMMODITY FUNDS TRUST I

(Exact name of registrant as specified in its charter)

1999 Harrison Street, Suite 1530

Oakland, California 94612

(510) 522-9600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

United States Asian Commodities Basket Fund Units

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, United States Commodity Funds Trust I has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

UNITED STATES COMMODITY FUNDS TRUST I
By: United States Commodity Funds LLC, its Sponsor
Date: January 14, 2014	By:	/s/Howard Mah
Howard Mah
Management Director and Chief Financial Officer (Principal Accounting Officer)